Exhibit 1.2

T.R. Winston & Company, LLC

2049 Century Park East, Suite 320

Los Angeles, California 90067

April 7, 2022

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

Re:	Distribution Agency Agreement dated December 17, 2021 (the “Sales Agreement”), between T.R. Winston & Company, LLC (“T.R. Winston”) and Tellurian Inc. (the “Company”).

Dear Sirs:

Section 1 of the Sales Agreement is hereby amended and restated in its entirety as follows:

“Introduction. Tellurian Inc., a Delaware corporation (the “Company”), agrees with T.R. Winston & Company, LLC (the “Manager”) to issue and sell from time to time through the Manager, as sales agent, shares of its common stock, $0.01 par value (the “Common Stock”), having an aggregate offering price of up to $400,000,000 (the “Maximum Amount”) on the terms set forth herein. The shares of Common Stock to be issued and sold hereunder shall be referred to as the “Shares.””

This amendment and restatement will be deemed effective as of the date of this letter agreement.

Except as set forth above, the Sales Agreement shall remain in effect in all respects.

This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.

If the foregoing correctly sets forth the understanding between the Company and T.R. Winston please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and T.R. Winston.

T.R. WINSTON & COMPANY, LLC.

By:	/s/ Karen Kang
Name: Karen Kang
Title: Partner

Acknowledged and agreed:

TELLURIAN INC.

By:	/s/ L. Kian Granmayeh
Name:	L. Kian Granmayeh
Title:	Chief Financial Officer